July 22, 2024

Patrick R. Thompson
Chief Financial Officer & Treasurer
MediaAlpha, Inc.
700 South Flower Street, Suite 640
Los Angeles, California 90017

       Re: MediaAlpha, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-39671
Dear Patrick R. Thompson:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 80

1. Your accounting policy for revenue recognition uses various terms to describe the entities with whom you transact, such as: buyer customers, customers, buyers, partners, suppliers, supply partners, and sellers. It appears you use some terms interchangeably. However, on page 17 of your May 2024 investor presentation, you use different terms, such as publishers and advertisers, to refer to entities with whom you transact. To avoid potential confusion by readers in the use of various terms and to improve consistency between your filing and investor presentation, please revise your disclosure here to refer to the parties
       (and their respective roles) in your transactions clearly and consistently. For example, given that the term "customer" is defined in ASC 606, we suggest you use that term in the context of ASC 606 and specify which parties are your customers under ASC 606 (e.g., advertisers in the insurance industry (carriers, brokers, agents) are our customers). As another example, consider stating that publishers are your suppliers for Open Marketplace transactions. Finally, it appears you define delivering qualified calls, leads and click
 July 22, 2024
Page 2

       transactions as    Consumer Referrals," and then further define Consumer
Referrals as
          customers    or    buyers." Please revise as appropriate.
2. You disclose you identified one performance obligation in your customer contracts, which is the delivery of Consumer Referrals that meet customers specifications. Given that your role differs between Open Marketplace and Private Marketplace transactions, please clarify for us why you believe delivery of Consumer Referrals is your performance obligation for Private Marketplace transactions. In this regard, we note that you act as an agent and charge a platform fee for Private Marketplace transactions that are contracted directly between the 'buyers' and 'supply partners.' As part of your response, please tell us how you determined the specified goods or services provided to the customer (end customer) and whether you controlled them. Refer to ASC 606-10-55-36A, 55-37, and
       55-38.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stephen Kim at 202-551-3291 or Lyn Shenk at 202-551-3380 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services